Filed Pursuant to Rule 424(b)(3)
Registration No. 333-181928

GRIFFIN-AMERICAN HEALTHCARE REIT II, INC.
SUPPLEMENT NO. 4 DATED JULY 12, 2013
TO THE PROSPECTUS DATED FEBRUARY 14, 2013

This document supplements, and should be read in conjunction with, our prospectus dated February 14, 2013 relating to our offering of 162,219,029 shares of our common stock, as supplemented by Supplement No. 3 dated May 24, 2013. Unless otherwise defined in this Supplement No. 4, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 4 is to disclose:

•	the status of our follow-on offering;

•
updates to the descriptions of our real estate acquisitions in our prospectus, including our recent acquisitions of three medical office buildings of the Central Indiana MOB Portfolio located in Carmel, Fishers and Indianapolis, Indiana; Rockwall MOB II located in Rockwall, Texas; the Pittsfield Skilled Nursing Facility located in Pittsfield, Massachusetts; Des Plaines Surgical Center located in Des Plaines, Illinois; an additional skilled nursing facility of the Pacific Northwest Senior Care Portfolio located in Grants Pass, Oregon; and Winn MOB Portfolio located in Decatur, Georgia; and our probable acquisition of UK Senior Housing Portfolio located in England, Scotland and Jersey, United Kingdom; and

•	the declaration of distributions to our stockholders.

Status of Our Follow-on Offering

We commenced our follow-on offering of shares of our common stock on February 14, 2013. As of July 5, 2013, we had received and accepted subscriptions in this offering for 59,503,807 shares of our common stock, or approximately $606,264,000, excluding shares of our common stock issued pursuant to our distribution reinvestment plan, or DRIP. As of July 5, 2013, approximately 87,449,684 shares remained available for sale to the public pursuant to this offering, excluding shares available pursuant to the DRIP.

Recent and Probable Acquisitions

The following information should be read in conjunction with the “Prospectus Summary – Description of Investments” section beginning on page 8 of our prospectus and the “Investment Portfolio” section beginning on page 110 of our prospectus:
Acquired Properties

As of July 5, 2013, we had completed 59 acquisitions, comprising 174 buildings and an aggregate of approximately 6,598,000 square feet of gross leasable area, or GLA, for an aggregate purchase price of $1,558,919,000. Acquisitions made between May 16, 2013 and July 5, 2013 are listed below:

Property Name(1)	Type of Property	GLA (Sq Ft)	Occupancy	Purchase Date	Contract Purchase Price	Mortgage Debt(2)	Interest Rate(2)	Maturity Date	Property Taxes(3)	Capitalization Rate(4)	Location
Central Indiana MOB Portfolio(5)	Medical Office	139,000	98.9%	05/20/13	$34,080,000	$ 21,878,000 (6)	5.55%	08/01/15, 10/01/15, and 12/01/15	$350,000	7.07%	Carmel, Fishers and Indianapolis, IN
Rockwall MOB II	Medical Office	18,000	100%	05/23/13	$5,400,000	$—	—%	—	$56,000	7.22%	Rockwall, TX

Property Name(1)	Type of Property	GLA (Sq Ft)	Occupancy	Purchase Date	Contract Purchase Price	Mortgage Debt(2)	Interest Rate(2)	Maturity Date	Property Taxes(3)	Capitalization Rate(4)	Location
Pittsfield Skilled Nursing Facility	Healthcare-Related Facility	42,000	100%	05/29/13	$15,750,000	$—	—%	—	$71,000	9.75%	Pittsfield, MA
Des Plaines Surgical Center	Medical Office	47,000	100%	05/31/13	$10,050,000	$—	—%	—	$287,000	7.76%	Des Plaines, IL
Pacific Northwest Senior Care Portfolio (7)	Healthcare-Related Facility	25,000	100%	05/31/13	$6,573,000	$—	—%	—	$25,000	9.60%	Grants Pass, OR
Winn MOB Portfolio	Medical Office	65,000	100%	06/03/13	$9,850,000	$—	—%	—	$55,000	7.67%	Decatur, GA
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(1) We own 100% of all of our properties listed.
(2) Represents the mortgage loan payable assumed by us on the property and the interest rate at the time of acquisition.
(3) Represents the real estate taxes on the property for 2012.
(4) The estimated capitalization rates are based on each property's net operating income from the in-place leases for the twelve months after the date of purchase of the respective property, including any contractual rent increases contained in such leases for these twelve months, divided by the purchase price for the respective property, exclusive of any acquisition fees and expenses paid. In calculating each property's net income, we generally estimate each property's expenses for the twelve months after the date of purchase by evaluating historical expenses of the property and adjusting for factors such as the property's age, location and other information we obtained during our due diligence examination of the property prior to its acquisition. We also estimate each property's occupancy for the twelve months after the date of purchase using assumptions regarding upcoming lease renewals or terminations based on information we obtained about the property and its tenants during our due diligence examination of the property prior to its acquisition. The capitalization rates do not reflect reserves for replacements.
(5) The Central Indiana Portfolio consists of 17 separate medical office buildings. As of May 20, 2013, we have acquired the remaining three medical office buildings comprising the portfolio.
(6) The Carmel, Fishers and Indianapolis medical office buildings of the Central Indiana MOB Portfolio are secured by three mortgage loans with fixed interest rates ranging from 5.31% to 5.84% per annum.
(7) The Pacific Northwest Senior Care Portfolio consists of 14 separate healthcare-related facilities. As of May 31, 2013, we have acquired the remaining healthcare-related facility comprising the portfolio.

We will pay AHI Management Services, Inc., or AHI Management Services, an affiliate of our sub-advisor, 4.0% of the gross monthly cash receipts derived from the operations of these properties, except with respect to Pittsfield Skilled Nursing Facility and Pacific Northwest Senior Care Portfolio, for which we will pay an oversight fee of 1.0% of the gross monthly cash receipts derived from the operations of the property. Among other things, AHI Management Services has the authority to negotiate and enter into leases of our properties on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Additionally, our advisor entities and their affiliates were paid, as compensation for services rendered in connection with the investigation, selection and acquisition of the Central Indiana MOB Portfolio, Rockwall MOB II, Pittsfield Skilled Nursing Facility, Des Plaines Surgical Center, Pacific Northwest Senior Care Portfolio and Winn MOB Portfolio, an acquisition fee of 2.60% of the contract purchase price of each property, which was paid as follows: (i) in shares of our common stock in an amount equal to 0.15% of the contract purchase price, at $9.198 per share, the established offering price as of the date of closing, net of selling commissions and dealer manager fees, and (ii) the remainder in cash equal to 2.45% of the contract purchase price. Other affiliates of us, our advisor or our sub-advisor may receive additional fees or other compensation as a result of our property acquisitions in accordance with the compensation provisions described in our prospectus.

Probable Acquisition of UK Senior Housing Portfolio

On July 6, 2013, we, through our wholly owned subsidiary GA HC REIT II U.K. SH Acquisition Ltd., entered into a share purchase agreement, or the Purchase Agreement, with Myriad Healthcare Limited, or MHL, a provider of high-quality residential care facilities to elderly people in the United Kingdom, for the purchase of all of the shares of Caring Homes Healthcare Group Limited, or CHHG. CHHG owns (directly or indirectly through wholly-owned subsidiaries) 44 elderly care homes located in the United Kingdom (each a "Facility" and collectively the "Portfolio" or the "UK Senior Housing Portfolio"). Following closing under the Purchase Agreement, CHHG will be renamed GA HC REIT II CH U.K. Senior Housing Portfolio Limited, or referred to herein as Griffin UK Senior Housing.

On July 6, 2013, we also:

•
entered into an Agreement in Respect of the Leasing of the Caring Home Portfolio and Other Matters, or the Umbrella Agreement, with CHHG, MHL, Paul Jeffery (a principal of MHL), Consensus Support Services Limited (an operating subsidiary of MHL), or Consensus, and certain other affiliates of MHL (MHL, Consensus and the affiliates of MHL, collectively referred to as the MHL Group);

•	approved a master form of lease for the lease of the Portfolio to the MHL Group; and

•
entered into a loan facility agreement, or the Facility Agreement, under which we will make a real estate-related investment following closing under the Purchase Agreement by providing acquisition and development financing to certain companies within the MHL Group.

These agreements are described in further detail below. The purchase price and other financial terms described below are expressed in terms of pounds sterling, as in the agreements. As of the date of the agreements, the currency exchange rate was approximately $1.50 for each pound sterling (£1.00).

The net contract purchase price for the UK Senior Housing Portfolio is £298.5 million, or approximately $447.8 million based on the currency exchange rate on July 6, 2013. The total consideration under the Purchase Agreement is £306.9 million, which is expected to consist of: (1) a cash payment of approximately £88.2 million for the purchase of the shares of CHHG, plus (2) an obligation to procure the repayment of approximately £216.0 million of certain intercompany debt owed by CHHG to MHL or its affiliates (the intercompany debt balance is subject to change based on the actual amount outstanding at closing, with an offsetting increase or decrease in the amount of the cash price for the shares, such that the total consideration remains unchanged) and (3) the assumption of £2.7 million of debt owed to Consensus related to eight non-Portfolio properties located within the United Kingdom. Those eight non-Portfolio properties are included among 13 non-core properties located within the United Kingdom that will be acquired in connection with the closing of the Purchase Agreement, or the Non-Core Properties. Concurrently with the closing of the Purchase Agreement, based on several ancillary agreements, we will dispose of the Non-Core Properties for a sales price of £3.0 million, dispose of certain other acquired assets for a sales price of £4.7 million, and be paid £0.7 million for receivables between Griffin UK Senior Housing and certain companies within the MHL Group resulting in the net contract purchase price under the Purchase Agreement of £298.5 million.

The completion of transactions contemplated by the Purchase Agreement is conditioned upon the completion of the transactions contemplated in certain business transfer agreements between CHHG and certain of its wholly owned subsidiaries, each as transferor, and MHL under which MHL will acquire all of the operating assets of CHHG and those affiliates other than the Facilities. These transactions are further conditioned upon MHL obtaining regulatory approval for the transfer of registrations for some of the Facilities. The closing date for the transactions is expected to occur within 60 days after the signing of the Purchase Agreement. If the conditions are not satisfied by that date, we may either terminate the Purchase Agreement or extend the deadline for satisfying the conditions. If we terminate the Purchase Agreement, under certain circumstances, MHL may be required to reimburse us for certain transaction related expenses. The completion of the transactions is also conditioned upon the satisfaction of other customary closing conditions. Prior to the closing or termination of the Purchase Agreement, MHL is subject to a no-shop provision.

We were required under the Purchase Agreement to pay an initial deposit of £15.0 million, which was paid and placed into escrow contemporaneously with the signing of the Purchase Agreement. The Purchase Agreement also contains additional covenants, representations and warranties that are customary for share purchase agreements.

The UK Senior Housing Portfolio consists of 44 separate elderly care homes, totals approximately 962,000 square feet of GLA and approximately 2,250 beds. The majority of the UK Senior Housing Portfolio is concentrated in England’s South East region, primarily in the Home Counties around Greater London, with additional locations near Birmingham, Bristol and Oxford. The Scottish component of the portfolio is comprised of six Facilities located in areas north of Edinburgh, while two Facilities are located in Jersey. The Facilities were built and renovated between the mid-1800s through 2010. The UK Senior Housing Portfolio faces competition from a variety of elderly care homes in each of the cities where the Facilities are located and the surrounding areas.

Property Name	Type of Property	GLA (Sq Ft)	Occupancy	Contract Purchase Price		Mortgage Debt	Interest Rate	Maturity Date	Property Taxes(1)	Capitalization Rate(2)	Location
UK Senior Housing Portfolio	Healthcare-Related Facility	962,000	100%	$447,750,000	(3)	$—	—%	—	$116,000	7.24%	England, Scotland and Jersey, UK
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(1) Represents the real estate taxes on the property for 2012 of £77,000, or approximately $116,000 based on the currency exchange rate of $1.50 for each pound sterling.
(2) The estimated capitalization rate is based on the property's net operating income from the in-place leases for the twelve months after the date of purchase, divided by the purchase price for the respective property, exclusive of any acquisition fees and expenses paid. In calculating the property's net income, we generally estimate the property's expenses for the twelve months after the date of purchase.
(3) The net contract purchase price is £298.5 million for the UK Senior Housing Portfolio, or approximately $447.8 million based on the currency exchange rate of $1.50 for each pound sterling.

Currently, we have no plans for any significant renovations, improvements or development with respect to UK Senior Housing Portfolio over the next few years. We believe that the UK Senior Housing Portfolio is suitable for its intended purpose and adequately covered by insurance. For US federal income tax purposes, we estimate that the depreciable basis in the UK Senior Housing Portfolio will be approximately £259.6 million, or approximately $389.4 million based on a currency exchange rate of $1.50 for each pound sterling. For federal income tax purposes, we depreciate furniture and equipment, land improvements and buildings based upon the mandated modified accelerated cost recovery system over five to seven, 15 and 39 years, respectively.

The UK Senior Housing Portfolio will be acquired from an owner/operator that occupied 100% of the 44 Facilities of the UK Senior Housing Portfolio for the last five years; therefore, no rent was paid during this period.

The UK Senior Housing Portfolio will be 100% leased to one tenant, MHL, which will provide senior care services at each of the 44 elderly care homes under a 35-year absolute net lease with lease termination options after year 15 and 25, as further described below. Founded in 1994, MHL is one of the largest operators of senior residential care homes in the United Kingdom, based on operating beds, according to Laing & Buisson, a leading provider of information and market intelligence on the independent health, community care and childcare sectors in the United Kingdom. Employing more than 5,000 professionals, MHL operates 136 care homes and provides more than 3,300 beds in elderly care and specialist learning disability care. The following table shows, as of the anticipated closing date of the acquisition, the anticipated effective annual rental rate per square foot, GLA, lease expiration and renewal options for the sole tenant of the UK Senior Housing Portfolio:

Tenant	Effective Annual Rental Rate Per Square Foot	GLA (Sq Ft)	Lease Expiration	Renewal Options
Myriad Healthcare Limited (Caring Homes Group Healthcare Group Limited)	$33.70	962,000	2028	35 year lease with tenant termination rights after 15 and 25 years.
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(1) The effective annual rental rate per square foot is £22.46, or approximately $33.70 based on the currency exchange rate of $1.50 for each pound sterling.

The Umbrella Agreement provides that we will lease each Facility to MHL pursuant to a separate lease, and that each lease will be based upon the master form of lease (as described further below). The Umbrella Agreement includes a cross-default provision under which we may treat certain defaults under any of the leases and the Facility Agreement as a default under the other leases and the Umbrella Agreement.

Pursuant to the Umbrella Agreement, we will provide acquisition and construction financing to certain companies within the MHL Group in accordance with the Facility Agreement for the development of three identified senior housing projects, or the Current Developments, and for future development projects, or the Future Developments, as described further below. Upon construction completion and reaching minimum required occupancy and imputed rent coverage ratios based on the property’s operating performance, or stabilization, it is anticipated that UK Senior Housing Portfolio, or another subsidiary of ours, will, subject to completion of customary due diligence, acquire the Current Developments and the Future Developments for a net price equal to construction cost and will lease these properties to MHL pursuant to leases in the master form of lease utilized for the UK Senior Housing Portfolio.

The Umbrella Agreement also provides that MHL, MHL Holdco Limited, the parent company of the MHL Group, or MHL Parent, Consensus and Glentworth House Limited, another subsidiary of MHL, or Glentworth, will provide a guaranty in our favor for all the obligations under the Umbrella Agreement, the UK Senior Housing Portfolio leases and the Facility Agreement. This guaranty will also include payment of any shortfall in the value of the Portfolio based on an agreed formula and the then-existing rent coverage of the Portfolio if there is a default under the leases or the leases are terminated prior to the Portfolio reaching certain rent coverage ratio thresholds. The obligations of Consensus and Glentworth under the guaranties will be secured by a first priority mortgage on the assets of Consensus and Glentworth, including approximately 71 learning disability facilities owned by Consensus and Glentworth, or collectively the Consensus Collateral. Once the Facilities (considered as a group) achieve specified rent coverage ratio milestones, the Consensus Collateral may be released in stages. The MHL Group may not incur any new indebtedness other than the Permitted Indebtedness, as defined in the Facility Agreement, and certain non-recourse, facility-level debt.

We will have a right of first offer on any elder care home that MHL or any member of the MHL Group desire to sell that is not already included within the UK Senior Housing Portfolio. We will also have a right of first refusal for future acquisitions of elder care homes and to provide development financing for future elder care developments contemplated by the MHL Group as set forth in the Umbrella Agreement.

The Umbrella Agreement includes a noncompete provision which prohibits MHL or any member of the MHL Group from owning, constructing, operating or receiving revenues from any elder care facility within a five-mile radius of any of the Facilities without our prior consent. Upon our approval, MHL shall have certain rights to substitute underperforming properties out of the Portfolio and replace them with superior performing properties; however such approval shall be subject to, among other things, the age, occupancy level, rent coverage ratio and performance of the replacement property.

The master form of lease was agreed upon concurrently with the execution of the Umbrella Agreement. A separate lease will be entered into for each Facility based on the master form of lease. The material terms of the master form of lease include:

•
a term of 35 years from the initial lease commencement date, subject to two early termination rights in favor of MHL at the end of years 15 and 25, which termination dates may be extended upon the occurrence of certain events stated in the Umbrella Agreement and/or in the UK Senior Housing Portfolio leases;

•	initial annual rent for the UK Senior Housing Portfolio of approximately £21.6 million to be paid in equal monthly installments;

•	an annual escalation of rent by 2.50%;

•
an adjustment of annual rent at years 16 and 26 (which dates are similarly adjusted) to the greater of: (1) fair market annual rent; or (2) the annual rent payable under the Portfolio lease in the year preceding the adjustment date increased by the annual rent escalator; and

•
the UK Senior Housing Portfolio will be leased on the United Kingdom equivalent of an absolute triple net basis whereby MHL will be responsible for all expenses related, but not limited, to the operation, repair, maintenance, insurance, and real estate taxes of the UK Senior Housing Portfolio.

The master form of lease also contains covenants, terms and conditions that are customary for leases and transactions of this type.

In connection with the execution of the Purchase Agreement and its anticipated closing, on July 6, 2013, we entered into the Facility Agreement with three companies owned by Paul Jeffery, or the Borrowers, which are developing the Current Developments. Several members of the MHL Group, including Consensus and Glentworth, also executed the Facility Agreement as guarantors of the obligations of the Borrowers. Upon the closing of the Purchase Agreement, MHL Parent will join the Facility Agreement as a guarantor of the obligations of the Borrowers.

Under the Facility Agreement, following closing under the Purchase Agreement we will provide acquisition and construction financing for the Current Developments. Financing shall be in the form of an interest-only loan secured by a first mortgage on the Current Developments and other security instruments typical for a construction loan, and shall be recourse to the guarantors of the loan. The anticipated total construction cost of the Current Developments is approximately £31.7 million. The loan will accrue interest on all outstanding amounts at an annual rate of 7.50% and will have a loan term linked to practical completion and stabilization of each Current Development. Under the Facility Agreement, following closing under the Purchase Agreement we may provide acquisition and construction financing for the Future Developments. The decision to provide this financing will be at our sole discretion based on, among other factors, the nature of the development opportunity, the then-current performance of the UK Senior Housing Portfolio, the outlook for the United Kingdom elder care market, MHL’s financial performance, and other macro and micro economic considerations. Financing shall be in the form of an interest-only loan secured by a first mortgage on the properties and other security instruments typical for a construction loan, and shall be recourse to the guarantors and the applicable borrowers. Loans pursuant to the Facility Agreement for Future Developments will accrue interest on all outstanding amounts at an annual rate that is the greater of: (1) 7.50%; or (2) the 10-year U.S. Treasury Rate plus 4.0%. The term of each loan will be linked to the practical completion and stabilization of the specific construction project. The maturity date for a Future Development loan is 42 months from the actual loan commencement date, which may occur within five years following the Purchase Agreement closing. Accordingly, the outside maturity date for all Future Development loans under the Facility Agreement is 8.5 years following the Purchase Agreement closing.

Together with the anticipated £31.7 million loan for the Current Developments, the Facility Agreement provides for up to £35 million of additional loans for Future Developments, to be made at our sole discretion.

Under the Facility Agreement, the MHL Group may not incur indebtedness other than "Permitted Indebtedness," which includes (among other liabilities) a £7.5 million working capital facility provided by the Bank of Scotland, PLC. In connection with the Facility Agreement, at the closing under the Purchase Agreement, we will enter into an inter-creditor agreement with Bank of Scotland, PLC and the parent company of MHL. That agreement will have the effect of subordinating our rights with respect to the guarantees and Consensus Collateral to the rights of Bank of Scotland, PLC under the credit and banking facilities it has provided to MHL and certain members of the MHL Group.

The Facility Agreement also contains additional covenants, representations, indemnities and warranties that are customary of secured loan agreements for real estate. As a real estate-related investment, we anticipate paying our advisor entities an origination fee equal to 2.00% of any loan amounts funded pursuant to the Facility Agreement.

We anticipate paying our advisor entities an acquisition fee equal to 2.60% of the net contract purchase price of the UK Senior Housing Portfolio, which will be payable as follows: (i) in shares of our common stock in an amount equal to 0.15% of the contract purchase price, at $9.198 per share, the established offering price as of the date of closing, net of selling commissions and dealer manager fees, and (ii) the remainder in cash equal to 2.45% of the net contract purchase price. Upon closing of the acquisition of UK Senior Housing Portfolio, we also anticipate paying AHI Management Services an oversight fee of 1.0% of the gross monthly cash receipts derived from the operations of the Portfolio.

The closing of the UK Senior Housing Portfolio is expected to occur during the third quarter of 2013; however, the acquisition of the UK Senior Housing Portfolio is subject to substantial conditions to closing, including obtaining the regulatory registrations for some of the Facilities, and no assurance can be provided that we will be able to purchase the UK Senior Housing Portfolio in the anticipated timeframe, or at all.

In evaluating the UK Senior Housing Portfolio as a probable acquisition and determining the appropriate amount of consideration to be paid for the UK Senior Housing Portfolio, we considered a variety of factors including the overall valuation of net rental income, location, demographics, quality of the tenant, quality of the facilities, length of leases, price per square foot, occupancy and the fact that the overall rental rates at the UK Senior Housing Portfolio are comparable to market rates. We believe that the Facilities are well located, well maintained, adequately insured and have been professionally managed. The economic performance of each Facility could be affected by changes in local economic conditions. We have not considered any other factors materially relevant to our decision to acquire the UK Senior Housing Portfolio.

Declaration of Distributions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Distribution Policy” section on page 20 of our prospectus and the “Description of Capital Stock — Distribution Policy” section beginning on page 185 of our prospectus:

Our board of directors authorized a daily distribution to our stockholders of record as of the close of business on each day of the period commencing on July 1, 2013 and ending on September 30, 2013. For distributions declared for each record date from July 1, 2013 through September 30, 2013, the distributions are calculated based on 365 days in the calendar year and will be equal to $0.001863014 per day per share of common stock, which is equal to an annualized distribution of $0.68 per share (or an annualized distribution rate of 6.65%, assuming a purchase price of $10.22 per share). These distributions will be aggregated and paid in cash or reinvested in shares of our common stock pursuant to the DRIP monthly in arrears. The distributions declared for each record date will be paid only from legally available funds.